Filed by iPCS, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Horizon PCS, Inc.

Commission File Number of Subject Company: 333-37516

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between iPCS, Inc. (“iPCS”) and Horizon PCS, Inc. (“Horizon PCS”), including future financial and operating results; (2) statements with respect to iPCS’ plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of iPCS’ and Horizon PCS’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of iPCS and Horizon PCS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the iPCS/Horizon PCS transaction may not be fully realized or realized within the expected time frame; (3) the failure of iPCS or Horizon PCS stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with Sprint, subscribers, employees, dealers or suppliers; (5) iPCS’ and Horizon PCS’ dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology or difficulties in implementing the iPCS and Horizon PCS  Nortel equipment swaps; (8) changes in Sprint’s national service plans or fee structure with iPCS or Horizon PCS; (9) change in population; (10) difficulties in network construction; (11) increased competition in iPCS’ or Horizon PCS’ markets; (12) adverse changes in financial position, condition or results of operations;  (13) the inability to open the number of new stores and to expand the co-dealer network as planned; and (14) changes in Sprint’s affiliation strategy as a result of the proposed Sprint/Nextel merger or any other merger involving Sprint.  Additional factors that could cause iPCS’ and Horizon PCS’ results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q of iPCS and in the Form S-4 Registration Statement of Horizon PCS filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and iPCS and Horizon PCS assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain a free copy of the joint proxy statement-prospectus, as well as other filings containing information about iPCS and Horizon PCS, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the filings with the Commission of iPCS and Horizon PCS can also be obtained without charge, when they become available, by directing a request to iPCS, Inc., 1901 N. Roselle Road, Suite 500, Schaumburg, IL 60195, Attention: Ed Quatmann; or Horizon PCS, Inc., 68 E. Main Street, Chillicothe, OH 45601, Attention: Pete Holland.

The respective directors and executive officers of iPCS and Horizon PCS and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding iPCS’ directors and executive officers is available in the Annual Report on Form 10-K filed with the Commission by iPCS on December 29, 2004, and information regarding Horizon PCS’ directors and executive officers is available in the Form S-4 registration statement filed with the Commission by Horizon PCS on March 17, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement-prospectus and other relevant materials to be filed with the Commission when they become available.

The following are the slides used in a conference call and webcast of iPCS and Horizon PCS on March 17, 2005.

iPCS

HORIZON PCS

Positioned For The Future

March 17, 2005

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Well Positioned for Growth

Covered POPs **('000s)**

18,400
11,230
8,100
7,900
5,880
5,350
4,800
APCS-PF
IPCS+ HZPS
UNWR
UPCS
IPCS
HZPS
IWO

Penetration of Covered POPs

Subscribers ('000s)
1,400
1,200
1,000
800
600
400
200
0
APCS-PF
IPCS+ HZPS
UNWR
UPCS
IPCS
IWO
HZPS
1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0%
Penetration

5

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Combination of Complementary Footprints

Des Moines
Chicago
Saginaw-Bay City
Grand Rapids
Detroit
Buffalo
Scranton
Columbus
Fort Wayne
Pittsburgh
Quad Cities
New York City
Indianapolis
St. Louis
Cincinnati
Tri Cities
iPCS Markets
Horizon Markets

Note: Data as of 12/31/04.

6

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Strong Management Team

Tim Yager
President and Chief Executive Officer
Steb Chandor
EVP and
Chief Financial Officer
Ed Quatmann
General Counsel
Alan Morse
Chief Operating Officer
Patty Greteman
VP,
Controller
Sonny Peterman
SVP,
Sales and Marketing
Craig Kinley
Jerry Miller
VPs,
Network Operations

12

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[LOGO]

Positioned For The Future

March 17, 2005

Safe Harbor Provisions	[LOGO]

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between iPCS, Inc. (“iPCS”) and Horizon PCS, Inc. (“Horizon PCS”), including future financial and operating results; (2) statements with respect to iPCS’ plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of iPCS’ and Horizon PCS’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of iPCS and Horizon PCS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the iPCS/Horizon PCS transaction may not be fully realized or realized within the expected time frame; (3) the failure of iPCS or Horizon PCS stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with Sprint, subscribers, employees, dealers or suppliers; (5) iPCS’ and Horizon PCS’ dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology or difficulties in implementing the iPCS and Horizon PCS Nortel equipment swaps; (8) changes in Sprint’s national service plans or fee structure with iPCS or Horizon PCS; (9) change in population; (10) difficulties in network construction; (11) increased competition in iPCS’ or Horizon PCS’ markets; (12) adverse changes in financial position, condition or results of operations; (13) the inability to open the number of new stores and to expand the co-dealer network as planned; and (14) changes in Sprint’s affiliation strategy as a result of the proposed Sprint/Nextel merger or any other merger involving Sprint. Additional factors that could cause iPCS’ and Horizon PCS’ results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q of iPCS and in the Form S-4 Registration Statement of Horizon PCS, in each case, as filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and iPCS and Horizon PCS assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forwardlooking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about iPCS and Horizon PCS, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Commission of iPCS and Horizon PCS can also be obtained without charge, when they become available, by directing a request to iPCS, Inc., 1901 N. Roselle Road, Suite 500, Schaumburg, IL 60195, Attention: Ed Quatmann; or Horizon PCS, Inc., 68 East Main St., Chillicothe, OH 45601, Attention: Pete Holland.

The respective directors and executive officers of iPCS and Horizon PCS and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding iPCS’ directors and executive officers is available in the Annual Report on Form 10-K filed with the Commission by iPCS on December 29, 2004, and information regarding Horizon PCS’ directors and executive officers will be available in the Form S-4 registration statement and periodic reports to be filed with the Commission by Horizon PCS. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Transaction Highlights

Second Largest Affiliate	[LOGO]
Substantial Growth Opportunities
Complementary Geographic Footprint
Meaningful Synergies
Strong Balance Sheet
Favorable Amendment with Sprint
Strong Management Team

Merger-of-Equals Transaction

Structure:	• Stock for stock at 0.7725x exchange ratio

• 57.5%/42.5% iPCS/Horizon PCS ownership split

Board Structure:	• 7 total directors – 3 from iPCS, 3 from Horizon PCS and Tim Yager

• Rob Katz, associated with Apollo (Horizon PCS’s largest shareholder), will serve as Chairman

Management:	• Tim Yager – President and Chief Executive Officer

• Steb Chandor – Executive Vice President and Chief Financial Officer

• Alan Morse – Chief Operating Officer

Headquarters:	• Schaumburg, IL (Chicago)

Required Approvals:	• iPCS and Horizon PCS stockholders, Sprint, HSR, FCC

Expected Closing:	• Summer 2005

Pro Forma Corporate Structure

iPCS Stockholders		Horizon PCS Stockholders

iPCS, Inc.

$165M 11.500% Senior Notes due 2012
$125M 11.375% Senior Notes due 2012

100%	100%	100%
iPCS Wireless, Inc.	Horizon PCS Personal Communications Inc.	Bright Personal Communications, Services, LLC

100%
iPCS Equipment, Inc.

Well Positioned for Growth

•                  Second only to Alamosa in covered POPs

•                  Similar subscriber levels to US Unwired and UbiquiTel

•                  Low relative penetration (3.9%) suggests higher growth opportunities going forward

Covered POPs	(’000s)

[CHART]

Penetration of Covered POPs

[CHART]

Note:  Data as of 12/31/04.  Alamosa is pro forma for its acquisition of AirGate, which closed in February 2005.

Combination of Complementary Footprints

Total POPs:	15.2 million

Covered POPs:	11.2 million

Subscribers:	432,300

Key Markets:	Grand Rapids, Fort Wayne, Tri-Cities (TN), Quad Cities (IA/IL), Scranton, Saginaw-Bay City

Contiguous Sprint Markets:	Des Moines, St. Louis, Chicago, Indianapolis, Cincinnati, Detroit, Columbus, Pittsburgh, Buffalo, New York City

Colleges & Universities:	58+

[GRAPHIC]

Note:  Data as of 12/31/04.

Operating and Financial Highlights

($ in millions)

	iPCS	Horizon PCS	Pro Forma Combined
CY 2004
Subscribers	249	183	432
Revenue(1)	$208	$176	$384
EBITDA(1)	36	28	64
Transaction Synergies	—	—	5
Pro Forma EBITDA	$36	$28	$69
% Service Revenue	18%	16%	19%

4Q 2004
Subscribers	249	183	432
Revenue	$56	$45	$101
EBITDA	9	5	14
Transaction Synergies	—	—	1
Pro Forma EBITDA	$9	$5	$15
LQA Pro Forma EBITDA	$35	$22	$62
% Service Revenue	16%	13%	16%

(1)                                  Pro forma for Fresh Start Accounting as if effective 1/1/04. Horizon PCS also pro forma for NTELOS transaction as if effective 1/1/04.

Comparative Metrics—4Q 2004(1)

	iPCS	Horizon PCS
Total Subscribers (’000s)	249	183
Reseller Subscribers (’000s)	26	85
Q4 Net Adds (’000s)	8.6	(1.3)
Churn(2)	2.9%	3.2%

Total ARPU	$74	$80
Home ARPU	$53	$51
Data ARPU	$5	$3

CCPU (with Roaming)	$44	$58
CCPU (without Roaming)	$31	$44

CPGA	$406	$368

Sprint Travel Ratio ($)	1.5	1.5

(1)           iPCS and Horizon PCS metrics based on different accounting classifications.

(2)           Net of 30-day deactivations.

Strong Balance Sheet

($ in millions)

	Pro Forma 12/31/04
Pro Forma iPCS Cash	$61
HZPS Cash	56
Transaction and Integration Costs	(11)
Total Pro Forma Cash	$106

Total Pro Forma EBITDA	$69
Total LQA Pro Forma EBITDA	$62

iPCS Debt	$165
HZPS Debt	125
Total Pro Forma Debt	$290

Total Debt/PF EBITDA	4.2	x
Net Debt/PF EBITDA	2.7

Total Debt/LQA PF EBITDA	4.7	x
Net Debt/LQA PF EBITDA	3.0

Net Debt/2004 EBITDA (as of 12/31/04)(1)

[CHART]

(1)                                  Alamosa is pro forma for its acquisition of AirGate, which closed in February 2005.  IWO based on its financial results for the twelve-months ended 9/30/04 and pro forma for its exit from bankruptcy in February 2005.

New Horizon PCS/Sprint Agreement

Agreement economics are retroactive to January 1, 2005.

OLD PROVISIONS		NEW PROVISIONS

•	Unilateral right to set back-office service fees	•	Reduced monthly back-office expenses to $7.00 and $6.75 per subscriber for 2005 and 2006, respectively

•	Unilateral right to change travel rates	•	Increased reciprocal travel rates with Sprint from $0.041/min to $0.058/min through 2006

•	10¢ reciprocal travel rate in three city pair markets (Chillicothe, OH; Erie, PA and Scranton, PA)	•	Maintain 10¢ reciprocal rate for 7 years or until subscriber penetration reaches 7%

		•	Chillicothe, OH market will immediately convert to 5.8¢ reciprocal rate; improves subscriber economics

		•	Erie, PA and Scranton, PA markets will remain at 10¢

•	Provide service in Logan, WV and Williamson, WV- Pikeville, KY (“island” markets post NTELOS transaction)	•	Sprint will acquire Logan, WV and Williamson, WV- Pikeville, KY and those markets’ ~200 subscribers for net book value, eliminating the future cost of supporting these markets

Priorities for 2005

• Fully integrate the operations – capture $5+ million in savings

• Complete Nortel swaps for both companies and bring Horizon PCS network performance levels in line with iPCS

• Enhance our distribution channels

• Continue to focus on quality customer growth and data take rates

• Expand network where necessary (additional focus in 10¢ markets)

• Expand float and capital markets visibility

• Position the combined company for 2006

Strong Management Team

Tim Yager President and Chief Executive Officer

Steb Chandor
EVP and	Ed Quatmann	Alan Morse
Chief Financial Officer	General Counsel	Chief Operating Officer

Craig Kinley
Patty Greteman	Sonny Peterman	Jerry Miller
VP,	SVP,	VPs,
Controller	Sales and Marketing	Network Operations

Transaction Summary

•                  Merger creates the second largest Sprint Affiliate (by covered POPs)

•                  Combined penetration level of 3.9% suggests significant growth potential

•                  Complementary geographic footprint across the Upper Midwest

•                  Approximately $5.0 million in hard cost savings annually

•                  Combined company will have the strongest balance sheet of all Affiliates

•                  Favorable amendment with Sprint

•                  Strong and experienced management team

[LOGO]

Positioned For The Future

March 17, 2005